Exhibit 99.1

Yirendai Reports Fourth Quarter and Full Year 2016 Financial Results

BEIJING, March 15, 2017 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2016.

Starting from the second quarter of 2016, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”), to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. This release contains translations of certain RMB amounts into US$ for convenience1. Prior period numbers have been recast into the new reporting currency.

	For Three Months Ended			For Twelve Months Ended
in RMB million	December 31, 2016	December 31, 2015	YoY Change	December 31, 2016	December 31, 2015	YoY Change
Amount of Loans Facilitated	6,675.2	3,301.5	102%	20,277.9	9,557.6	112%
Total Net Revenue	1,071.1	451.6	137%	3,238.0	1,313.6	146%
Total Fees Billed (non-GAAP)	1,630.4	773.6	111%	4,911.2	2,154.1	128%
Net Income	379.8	83.3	356%	1,116.4	275.3	305%
Adjusted EBITDA (non-GAAP)	401.1	126.5	217%	1,093.4	402.7	172%

In the fourth quarter of 2016, Yirendai facilitated RMB 6,675.2 million (US$961.4 million) of loans to 110,785 qualified individual borrowers on its online marketplace, representing a 102% year-over-year growth; 57% of the borrowers were acquired from online channels; 37% of the loan volume was originated from online channels and 98.8% of the online volume was facilitated through the Yirendai mobile application.

In the fourth quarter of 2016, Yirendai facilitated 194,505 investors with total investment amount of RMB 7,806.9 million (US$1,124.4 million), 100% of which was facilitated through its online platform and 85.0% of which was facilitated through its mobile application.

For the fourth quarter of 2016, total net revenue was RMB 1,071.1 million (US$154.3 million), up by 137% from the same period in 2015; net income was RMB 379.8 million (US$54.7 million), representing an increase of 356% from the same period in 2015.

In the full year of 2016, Yirendai facilitated RMB 20,277.9 million (US$2,920.6 million) of loans to 321,019 qualified individual borrowers on its online marketplace, representing a 112% year-over-year growth; 57% of the borrowers were acquired from online channels; 38% of the loan volume was originated from online channels and 97.8% of the online volume was facilitated through the Yirendai mobile application.

1 Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.9430 to US$1.00, the effective noon buying rate for December 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

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In the full year of 2016, Yirendai facilitated 597,765 investors with total investment amount of RMB 25,038.3 million (US$3,606.3 million), 100% of which was facilitated through its online platform and 83.0% of which was facilitated through its mobile application.

For the full year of 2016, total net revenue was RMB 3,238.0 million (US$466.4 million), up 146% from the same period in 2015; net income was RMB 1,116.4 million (US$160.8 million), representing an increase of 305% from the same period in 2015.

“The fourth quarter of 2016 continued to be strong for us as our loan facilitation volume reached another record high of RMB 6.7 billion,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “In the past year, we executed a number of initiatives to drive our business growth and enhance our market leadership. We have made remarkable achievements in many fronts, including new product development, credit underwriting, risk management and new partnerships. In our effort to set up best practice in the industry, we have been in frequent communication with governmental authorities relating to the regulatory requirements. In 2017, we will ensure our full compliance with regulatory requirements. In addition, we will continue to invest in brand building and customer engagement for both borrowers and investors. Furthermore, we are committed to driving the robust momentum of business growth by establishing strong partnerships with vertical industries and financial institutions and leveraging the Yirendai Enabling Platform that we launched recently.”

“Our solid financial results were mainly driven by the robust growth of loan origination and generally stable operating cost and expenses,” said Mr. Dennis Cong, Chief Financial Officer of Yirendai. “Looking into 2017, we are seeing a healthier business environment as the regulation-driven industry consolidation continues. We will continue to grow our marketplace lending business and explore new revenue opportunities by leveraging our established customer base. At the same time, we will enhance cooperation with industry partners to improve customer acquisition efficiency and reduce funding cost. We are confident to continue the momentum of business growth and set our corporate goal of reaching RMB 100 billion loan origination volume per year in 2020.”

Fourth Quarter 2016 Financial Results

Total amount of loans facilitated in the fourth quarter of 2016 was RMB 6,675.2 million (US$961.4 million), increased by 102% year over year from RMB 3,301.5 million in the same period of 2015, reflecting strong demand for our products and services. As of December 31, 2016, the Yirendai platform had facilitated approximately RMB 32.3 billion (US$4.7 billion) in loan principal since its inception.

Total net revenue in the fourth quarter of 2016 was RMB 1,071.1 million (US$154.3 million), increased by 137% from RMB 451.6 million in the same period of 2015. The increase of total net revenue was mainly attributable to the growth of loan origination volume.

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Total fees billed (non-GAAP) in the fourth quarter of 2016 were RMB 1,630.4 million (US$234.8million), increased by 111% from RMB 773.6 million in the same period of 2015, driven by the growth of loan origination volume. Upfront fees billed to borrowers in the fourth quarter of 2016 were RMB 1,468.3 million (US$211.5 million), increased by 100% from RMB 734.9 million in the same period of 2015. Monthly fees billed to borrowers in the fourth quarter of 2016 were RMB 131.3 million (US$18.9 million), increased by 223% from RMB 40.6 million in the same period of 2015. The significant year-over-year increase of monthly fees billed to borrowers was primarily attributable to the increase of loans generated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion. Service fees billed to investors in the fourth quarter of 2016 were RMB 135.7 million (US$19.6 million), increased by 196% from RMB 45.9 million in the same period of 2015.

Operating costs and expenses in the fourth quarter of 2016 were RMB 675.6 million (US$97.3 million), compared to RMB 674.4 million in the previous quarter and RMB 326.6 million in the same period of 2015.

Sales and marketing expenses in the fourth quarter of 2016 were RMB 538.0 million (US$77.5 million), compared to RMB 423.0 million in the previous quarter and RMB 243.1 million in the same period of 2015. Sales and marketing expenses in the fourth quarter of 2016 accounted for 8.1% of amount of loans facilitated, increased from 7.5% in the previous quarter and 7.4% in the same period of 2015.

Origination and servicing costs in the fourth quarter of 2016 were RMB 58.0 million (US$8.3 million), compared to RMB 62.4 million in the previous quarter and RMB 38.7 million in the same period of 2015. Origination and servicing costs in the fourth quarter of 2016 accounted for 0.9% of amount of loans facilitated, decreased from 1.1% in the previous quarter and 1.2% in the same period of 2015.

General and administrative expenses in the fourth quarter of 2016 were RMB 79.7 million (US$11.5 million), compared to RMB 189.0 million in the previous quarter and RMB 44.8 million in the same period of 2015. General and administrative expenses in the fourth quarter of 2016 accounted for 7.4% of total net revenue, decreased from 21.6% in the previous quarter and 9.9% in the same period of 2015. In the third quarter of 2016, the Company recognized an expense of RMB 81.3 million related to an organized fraud incident. Excluding the expense mentioned above, general and administrative expenses in the third quarter of 2016 was RMB 107.7 million, accounting for 12.3% of total net revenue. The decrease of general and administrative expenses as percentage of total net revenue was primarily attributable to the improved operating leverage.

Income tax expense in the fourth quarter of 2016 was RMB 30.7 million (US$4.4 million), compared to income tax expense of RMB 44.8 million in the same period of 2015. The decrease of income tax expense was primarily because the Company’s subsidiary Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. became qualified as a software enterprise which is confirmed by local tax bureau and makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the fourth quarter of 2016 was RMB 379.8 million (US$54.7 million), increased by 356% from RMB 83.3 million in the same period of 2015.

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Adjusted EBITDA (non-GAAP) in the fourth quarter of 2016 was RMB 401.1 million (US$57.8 million), increased by 82% from RMB 220.7 million in the previous quarter and 217% from RMB 126.5 million in the same period of 2015.

Basic income per ADS in the fourth quarter of 2016 was RMB 6.36 (US$0.92), increased by 10% from RMB 5.76 in the previous quarter and 291% from RMB 1.62 in the same period of 2015.

Diluted income per ADS in the fourth quarter of 2016 was RMB 6.28 (US$0.91), increased by 10% from RMB 5.70 in the previous quarter and 287% from RMB 1.62 in the same period of 2015.

Net cash generated from operating activities2 in the fourth quarter of 2016 was RMB 836.1 million (US$120.4 million), increased by 86% from RMB 450.6 million in the previous quarter and 150% from RMB 334.7 million in the same period of 2015.

As of December 31, 2016, cash and cash equivalents excluding the risk reserve fund balance was RMB 968.2 million (US$ 139.5 million), compared to RMB 1,106.3 million as of September 30, 2016. The decrease of cash and cash equivalents was primarily due to the Company’s increased investment in short-term assets, presented as available-for-sale investments and held-to-maturity investments on balance sheet, to enhance its return from operating cash. As of December 31, 2016, balance of held-to-maturity investments was RMB 98.9 million (US$14.2 million) and balance of available-for-sale investments was RMB 1,158.0 million (US$166.8 million), compared to balance of held-to-maturity investments of RMB 172.5 million and balance of available-for-sale investments of RMB 298.0 million as of September 30, 2016.

Risk Reserve Fund. In the fourth quarter of 2016, Yirendai set aside in the risk reserve fund an amount of RMB 480.7 million (US$69.2 million), which is equal to 7% of the loans facilitated through its marketplace3 during the period. In the fourth quarter of 2016, the Company made payments in a total amount of RMB 296.5 million (US$42.7 million) out of the risk reserve fund to pay out the outstanding principal and accrued interest of default loans. As of December 31, 2016, restricted cash balance associated with the risk reserve fund was RMB 1,114.8 million (US$160.6 million), compared to RMB 930.7 million as of September 30, 2016. As of December 31, 2016, the principal balance of performing loans4 covered by the risk reserve fund was RMB 20,103.0 million (US$2,895.4 million), compared to RMB 16,204.6 million as of September 30, 2016.

2 Starting from the fourth quarter of 2016, the Company early adopt ASU 2016-18, that includes restricted cash in cash and cash equivalent balances in the statement of cash flows, and apply to all periods presented retrospectively.

3 In the fourth quarter of 2016, the Company facilitated RMB 64.6 million (US$9.3 million) of loans invested by a trust, which was not covered by the risk reserve fund. The Company transferred cash to the trust in an amount equal to 7% of the loan amount as a security fund to protect the trust from potential losses resulting from defaults of these loans.

4 Performing loans refer to loans on which payments of interest and principal are less than 90 days past due.

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In the fourth quarter of 2016, Yirendai accrued liabilities from risk reserve fund guarantee of RMB 528.9 million (US$76.2 million), which is equal to 8% of the loans facilitated through its marketplace during the period. During the quarter, the Company released liabilities of RMB 296.5 million (US$42.7 million) to pay out the outstanding principal and accrued interest of default loans. As of December 31, 2016, liabilities from risk reserve fund guarantee was RMB 1,471.0 million (US$211.9 million).

Delinquency rates. As of December 31, 2016, the overall delinquency rate for loans that are 15-89 days past due was 1.7%, decreased from 1.9% as of September 30, 2016. The decrease of delinquency rates was due to the increase of loan facilitation volume and more efficient risk management for loans generated from offline channels.

Cumulative M3+ net charge-off rates5. As of December 31, 2016, the cumulative M3+ net charge-off rates for Grade A, B, C, and D loans originated in 2015 were 5.1%, 6.6%, 8.2% and 6.7%, respectively, compared to 4.6%, 5.3%, 6.7% and 5.2% as of September 30, 2016. As the 2015 vintage loans continues to mature, the charge off level is consistent with our risk performance expectation.

Other Operating Metrics and Business Results

•	As of December 31, 2016, Yirendai had facilitated RMB 32.3 billion (US$4.7 billion) of loans on the Yirendai online marketplace since its inception in 2012.
•	As of December 31, 2016, remaining principal of performing loans totaled RMB 20.8 billion (US$3.0 billion), increased by 22% from RMB 17.0 billion as of September 30, 2016 and 132% from RMB 9.0 billion as of December 31, 2015.
•	In the fourth quarter of 2016, the Yirendai platform facilitated loans for 110,785 borrowers, 57% of whom were acquired from online channels.
•	Total amount of loans facilitated in the fourth quarter of 2016 was RMB 6,675.2 million (US$961.4 million); 37% of the loans was originated from online channel, and 98.8% of the online volume was facilitated through Yirendai’s mobile application.
•	In the fourth quarter of 2016, the Yirendai platform facilitated loans for 194,505 investors, 100% of whom were acquired from online channels, with annual rates of return ranging from 5.00% to 11.25%.
•	In the fourth quarter of 2016, loans made to Grade A, B, C, and D borrowers represented 4.3%, 3.2%, 4.7% and 87.8% of the Company’s product portfolio, respectively.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses.

5 Starting from the fourth quarter of 2016, the Company adjusted the calculation of M3+ net charge-off rate to better reflect the performance of loans. The related numbers reported in prior periods have been adjusted for comparison to the numbers as of December 31, 2016. The adjusted “M3+ net charge-off rate,” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage.

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First Quarter 2017

•	Total loans facilitated will be in the range of RMB 6,400 million to RMB 6,500 million (US$922 million to US$936 million).
•	Total net revenue will be in the range of RMB 900 million to RMB 930 million (US$130 million to US$134 million).
•	Adjusted EBITDA (non-GAAP) will be in the range of RMB 280 million to RMB 300 million (US$40 million to US$43 million).

Full Year 2017

•	Total loans facilitated will be in the range of RMB 33,000 million to RMB 35,000 million (US$4,753 million to US$5,041 million).
•	Total net revenue will be in the range of RMB 4,400 million to RMB 4,600 million (US$634 million to US$663 million).
•	Adjusted EBITDA margin (non-GAAP) will be in the range of 23% to 26%.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed and adjusted EBITDA as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

Effective April 1, 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency is to reduce the impact of increased volatility of the RMB to the US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. Prior to April 1, 2016, the Company reported its annual and quarterly consolidated statement of operations, cash flow data and balance sheet in US$. In this announcement, the unaudited financial results for the quarter ended December 31, 2016 are stated in RMB. The related financial statements prior to April 1, 2016 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter and the year ended December 31, 2016.

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This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.9430 to US$1.00, the effective noon buying rate for December 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai will host a conference call to discuss about its fourth quarter and full year 2016 financial results at 8:00 AM U.S. Eastern Time on March 16, 2017, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until March 23, 2017 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10101641

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Statements of Operations
(in thousands, except for share, per share and per ADS data, and percentages)
	For the Three Months Ended				For the Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	436,149	848,322	1,036,630	149,306	1,278,539	3,133,423	451,307
Post-origination services	12,586	23,487	25,039	3,606	27,086	84,154	12,121
Others	2,881	4,902	9,441	1,360	8,014	20,414	2,940
Total net revenue	451,616	876,711	1,071,110	154,272	1,313,639	3,237,991	466,368
Operating costs and expenses:
Sales and marketing	243,115	423,003	537,953	77,481	679,771	1,571,038	226,277
Origination and servicing	38,680	62,449	57,955	8,347	97,693	199,811	28,778
General and administrative	44,809	188,961	79,714	11,481	137,114	402,111	57,916
Total operating costs and expenses	326,604	674,413	675,622	97,309	914,578	2,172,960	312,971
Interest income	3,114	9,778	14,778	2,128	4,799	36,843	5,306
Non operating income, net	-	259	225	32	-	575	83
Income before provision for income taxes	128,126	212,335	410,491	59,123	403,860	1,102,449	158,786
Income tax expense/(benefit)	44,835	(131,946)	30,710	4,423	128,521	(13,949)	(2,009)
Net income	83,291	344,281	379,781	54,700	275,339	1,116,398	160,795

Weighted average number of ordinary shares used in computing basic net income per share	102,586,957	119,441,029	119,493,662	119,493,662	100,652,055	118,240,414	118,240,414
Basic income per share	0.8119	2.8824	3.1783	0.4578	2.7356	9.4418	1.3599
Basic income per ADS	1.6238	5.7648	6.3566	0.9156	5.4712	18.8836	2.7198

Weighted average number of ordinary shares used in computing diluted net income per share	102,586,957	120,861,971	120,859,390	120,859,390	100,652,055	118,937,082	118,937,082
Diluted income per share	0.8119	2.8485	3.1423	0.4526	2.7356	9.3865	1.3519
Diluted income per ADS	1.6238	5.6970	6.2846	0.9052	5.4712	18.7730	2.7038

Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	846,120	1,106,262	968,225	139,453	846,120	968,225	139,453
Restricted cash	483,965	974,345	1,218,286	175,470	483,965	1,218,286	175,470
Loans at fair value	221,268	367,949	371,033	53,440	221,268	371,033	53,440
Held-to-maturity investments	30,000	172,500	98,917	14,247	30,000	98,917	14,247
Available-for-sale investments	-	298,000	1,158,000	166,787	-	1,158,000	166,787
Other assets	608,650	1,111,946	968,927	139,555	608,650	968,927	139,555
Total assets	2,190,003	4,031,002	4,783,388	688,952	2,190,003	4,783,388	688,952
Liabilities from risk reserve fund guarantee	546,332	1,238,689	1,471,000	211,868	546,332	1,471,000	211,868
Payable to investors at fair value	252,907	355,340	418,686	60,303	252,907	418,686	60,303
Other liabilities	413,821	695,907	753,783	108,568	413,821	753,783	108,568
Total liabilities	1,213,060	2,289,936	2,643,469	380,739	1,213,060	2,643,469	380,739
Total equity	976,943	1,741,066	2,139,919	308,213	976,943	2,139,919	308,213

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	334,701	450,583	836,055	120,417	861,277	2,113,435	304,398
Net cash provided by/(used in) investing activities	(194,918)	(679,486)	(807,744)	(116,339)	(282,589)	(1,421,663)	(204,762)
Net cash (used in)/provided by financing activities	749,918	179,221	60,400	8,699	749,918	135,298	19,487
Effect of foreign exchange rate changes	359	1,323	17,193	2,476	101	29,356	4,228
Net increase/(decrease) in cash and cash equivalents	890,060	(48,359)	105,904	15,253	1,328,707	856,426	123,351
Cash, cash equivalents and restricted cash, beginning of period	440,025	2,128,966	2,080,607	299,670	1,378	1,330,085	191,572
Cash, cash equivalents and restricted cash, end of period	1,330,085	2,080,607	2,186,511	314,923	1,330,085	2,186,511	314,923

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Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except for number of borrowers, number of investors and percentages)
	For the Three Months Ended				For the Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	3,301,547	5,617,485	6,675,240	961,435	9,557,613	20,277,927	2,920,629
Loans generated from online channels	1,135,590	2,275,473	2,462,791	354,716	3,152,272	7,745,724	1,115,616
Loans generated from offline channels	2,165,957	3,342,012	4,212,449	606,719	6,405,341	12,532,203	1,805,013
Fees billed	773,581	1,322,598	1,630,358	234,821	2,154,099	4,911,221	707,363
Remaining principal of performing loans	8,969,949	17,028,346	20,780,617	2,993,031	8,969,949	20,780,617	2,993,031
Remaining principal of performing loans covered by risk reserve fund	7,690,401	16,204,583	20,103,043	2,895,440	7,690,401	20,103,043	2,895,440
Number of borrowers	48,072	92,479	110,785	110,785	146,390	321,019	321,019
Borrowers from online channels	25,506	54,585	63,010	63,010	74,000	184,430	184,430
Borrowers from offline channels	22,566	37,894	47,775	47,775	72,390	136,589	136,589
Number of investors	177,501	177,499	194,505	194,505	326,055	597,765	597,765
Investors from online channels	177,501	177,499	194,505	194,505	317,051	597,765	597,765
Investors from offline channels	-	-	-	-	9,004	-	-
Adjusted EBITDA	126,479	220,716	401,146	57,778	402,696	1,093,437	157,488
Adjusted EBITDA margin	28.0%	25.2%	37.5%	37.5%	30.7%	33.8%	33.8%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	775,580	1,298,247	1,599,674	230,401	2,179,611	4,830,566	695,746
Upfront fees billed to borrowers	734,934	1,192,449	1,468,330	211,484	2,099,146	4,450,465	641,000
Monthly fees billed to borrowers	40,646	105,798	131,344	18,917	80,465	380,101	54,746
Service fees billed to investors	45,936	110,943	135,747	19,552	97,816	399,311	57,513
Others	3,053	5,196	10,007	1,441	8,489	21,639	3,117
Value-added tax	(50,988)	(91,788)	(115,070)	(16,573)	(131,817)	(340,295)	(49,013)
Total fees billed	773,581	1,322,598	1,630,358	234,821	2,154,099	4,911,221	707,363
Stand-ready liabilities associated with risk reserve fund	(244,329)	(430,569)	(528,852)	(76,171)	(682,254)	(1,598,238)	(230,194)
Deferred revenue	(73,074)	(16,553)	(18,545)	(2,671)	(117,484)	(71,322)	(10,272)
Cash incentives	(21,964)	(24,074)	(42,836)	(6,170)	(80,952)	(98,173)	(14,140)
Value-added tax	17,402	25,309	30,985	4,463	40,230	94,503	13,611
Net revenues	451,616	876,711	1,071,110	154,272	1,313,639	3,237,991	466,368

Reconciliation of EBITDA
Net income	83,291	344,281	379,781	54,700	275,339	1,116,398	160,795
Interest income	(3,114)	(9,778)	(14,778)	(2,128)	(4,799)	(36,843)	(5,306)
Income tax expense	44,835	(131,946)	30,710	4,423	128,521	(13,949)	(2,009)
Depreciation and amortization	1,467	2,816	3,554	512	3,635	10,609	1,528
Share-based compensation	-	15,343	1,879	271	-	17,222	2,480
Adjusted EBITDA	126,479	220,716	401,146	57,778	402,696	1,093,437	157,488

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Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%

Net Charge-Off Rate
Loan issued period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of December 31, 2016	Total Net Charge-Off Rate as of December 31, 2016
		(in RMB thousands)	(in RMB thousands)
2013	A	258,322	18,517	7.2%
	B	-	-	-
	C	-	-	-
	D	-	-	-
	Total	258,322	18,517	7.2%
2014	A	1,917,542	94,532	4.9%
	B	303,030	19,934	6.6%
	C	-	-	-
	D	7,989	501	6.3%
	Total	2,228,561	114,968	5.2%
2015	A	873,995	44,754	5.1%
	B	419,630	27,665	6.6%
	C	557,414	45,727	8.2%
	D	7,706,575	513,090	6.7%
	Total	9,557,613	631,236	6.6%
2016	A	1,111,974	2,684	0.2%
	B	755,132	4,686	0.6%
	C	1,417,430	14,465	1.0%
	D	16,993,392	159,457	0.9%
	Total	20,277,927	181,292	0.9%

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M3+ Net Charge-Off Rate
Loan issued period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.0%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.8%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.5%
2015Q4	0.2%	1.6%	3.2%	4.9%
2016Q1	0.2%	1.3%	2.8%
2016Q2	0.2%	1.7%
2016Q3	0.1%

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